

June 10, 2025

Devin Nunes
Chief Executive Officer
Trump Media & Technology Group Corp.
401 N. Cattlemen Rd., Ste. 200
Sarasota, FL 34232

> **Re: Trump Media & Technology Group Corp.**
> **Registration Statement on Form S-3**
> **Filed June 5, 2025**
> **File No. 333-287813**

Dear Devin Nunes:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jonathan H. Talcott